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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-48854 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rice, Voelker, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 N. Columbia St.
(No. and Street)

| Covington | LA | 70433 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hubert A. Daigle 985-898-3957
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

| 5100 Village Walk, Suite 300 | Covington | LA | 70433 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RW

## OATH OR AFFIRMATION

I, Hubert A. Daigle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rice, Voelker, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO, CFO

Title

Notary Public #06059

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# RICE, VOELKER, LLC

Audit of Financial Statements

December 31, 2015

## Contents

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

**Report of Independent Registered Public Accounting Firm**

To the Board of Members
Rice, Voelker, LLC

We have audited the accompanying statement of financial condition of Rice, Voelker, LLC (the Company) as of December 31, 2015, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rice, Voelker, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Rice, Voelker, LLC's financial statements. The Supplemental Information is the responsibility of Rice, Voelker, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 20, 2016

RICE, VOELKER, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

| | |
|---|---|
| **Assets** | |
| Cash | $ 1,722,364 |
| Compensating Balance Held at Clearing Organization | 900,000 |
| Receivable from Clearing Broker | 326,428 |
| Advances to Employees and Members | 8,424 |
| Furniture, Equipment, and Leasehold Improvements at Cost, Less Accumulated Depreciation and Amortization of $250,215 | 33,267 |
| Other Assets | 10,873 |
| **Total Assets** | $ 3,001,356 |
| **Liabilities and Members' Equity** | |
| **Liabilities** | |
| Accrued Expenses | 1,094,160 |
| **Total Liabilities** | 1,094,160 |
| **Members' Equity** | 1,907,196 |
| **Total Liabilities and Members' Equity** | $ 3,001,356 |

The accompanying notes are an integral part of these financial statements.

**RICE, VOELKER, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| **Revenues** | |
| Commission Income | $ 2,847,547 |
| Fee Income | 5,146,102 |
| Interest Income | 1,807 |
| **Total Revenues** | 7,995,456 |
| **Expenses** | |
| Employee Compensation and Benefits | $ 5,611,413 |
| Brokerage Commissions and Clearance Fees | 313,811 |
| Communications | 140,808 |
| Other Operating and General and Administrative Expenses | 529,228 |
| **Total Expenses** | 6,595,260 |
| **Net Income** | $ 1,400,196 |

The accompanying notes are an integral part of these financial statements.

**RICE, VOELKER, LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| **Balance - December 31, 2014** | $ 1,585,505 |
| Net Income for the Year 2015 | 1,400,196 |
| Distributions to Members | (1,000,287) |
| Redemption of membership units | (145,873) |
| Issuance of new membership units | 67,655 |
| **Balance - December 31, 2015** | $ 1,907,196 |

The accompanying notes are an integral part of these financial statements.

RICE, VOELKER, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2015

| | | |
|---|---|---|
| **Subordinated Liabilities - Beginning of Year** | $ | - |
| Increases | | - |
| Decreases | | - |
| **Subordinated Liabilities - End of Year** | $ | - |

The accompanying notes are an integral part of these financial statements.

**RICE, VOELKER, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2015**

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net Income | $ 1,400,196 |
| Adjustments to Reconcile Net Income to Net | |
| Cash Provided by Operating Activities | |
| Depreciation | 401 |
| Decrease in Receivable from Clearing Broker | 67,115 |
| Increase in Advances to Employees and Members | (8,424) |
| Increase in Other Assets | (2,240) |
| Increase in Accrued Expenses | 653,708 |
| Decrease in Deferred Income | (90,000) |
| **Net Cash Provided by Operating Activities** | 2,020,756 |
| **Cash Flows from Investing Activities** | |
| Purchase of Furniture and Equipment | (33,668) |
| **Net Cash Used in Investing Activities** | (33,668) |
| **Cash Flows from Financing Activities** | |
| Distributions to Members | (1,000,287) |
| Redemption of membership units | (145,873) |
| Issuance of new membership units | 67,655 |
| **Net Cash Used in Financing Activities** | (1,078,505) |
| **Net Increase in Cash and Cash Equivalents** | 908,583 |
| **Cash and Cash Equivalents - Beginning of Year** | 813,781 |
| **Cash and Cash Equivalents - End of Year** | $ 1,722,364 |

The accompanying notes are an integral part of these financial statements.

## Note 1. Summary of Significant Accounting Policies

### Business of the Company

Rice, Voelker, LLC (the Company) was organized in October 1995, as a limited liability company. The Company was formed with the primary purpose of entering into all phases of business as it relates to securities and investment advisory and counseling services. The Company shall continue in existence through, and dissolve in, December 2075. In January 1996, the Company began operations as a registered broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority. The Company is a non-clearing broker and, as such, has an agreement with a third-party clearing organization to carry and clear its customers' margin, cash accounts, and transactions on a fully-disclosed basis.

The Company's profits and losses will be allocated to the Members in accordance with their respective percentage ownership interest. Loss allocations, which would result in capital account deficiencies, will be allocated first to Members who have positive capital account balances.

### Furniture and Equipment

Furniture, equipment, and leasehold improvements are stated at cost, less accumulated depreciation computed on straight-line methods over the estimated useful lives of the assets which range from five to seven years. Depreciation charged to operations amounted to $401 for the year ended December 31, 2015.

Major components of furniture and equipment at December 31, 2015 are as follows:

| | |
|---|---|
| Equipment | $217,593 |
| Furniture | 65,889 |
| | 283,482 |
| Accumulated Depreciation | (250,215) |
| Total | $ 33,267 |

### Income Taxes

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its Members.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

### Concentrations of Credit

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

## Note 1. Summary of Significant Accounting Policies (Continued)

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Investment Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Managers. The resulting difference between cost and market (or fair value) is included in income.

### Revenue Recognition

Commission income and expenses related to customers' securities transactions are reported on the trade date basis. Investment banking advisory fees are due and payable, and are recognized, upon completion of the transactions.

### Recent Accounting Pronouncements

In August 2014, the FASB issued ASU 2015-14—*Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.* The amendments in this Update defer the effective date of the new revenue standard (Update 2014-09) for public and nonpublic entities reporting under U.S. GAAP by one year. Public business entities, certain not-for-profit entities, and certain employee benefit plans should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities should apply the guidance in Update 2014-09 to annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. All other entities may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, including interim reporting periods within that reporting period. All other entities also may apply the guidance in Update 2014-09 earlier as of an annual reporting period beginning after December 15, 2016, and two interim reporting periods within annual reporting periods beginning one year after the annual reporting period in which the entity first applies the guidance in Update 2014-09. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

## Note 2. Receivable from Clearing Broker

Accounts receivable from clearing broker represents uncollected commissions and fees due from the clearing broker.

## Note 3. Subordinated Liabilities

The Company did not have any subordinated liabilities at December 31, 2015.

## Note 4. Agreement with Clearing Organization

The Company utilizes LEK Securities as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $900,000. At December 31, 2015, $900,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the greater of the amount required by the Securities and Exchange Commission (SEC) net capital rules applicable to a correspondent introducing broker or $100,000. At December 31, 2015, the Company had net capital of $1,854,632 which was $1,754,632 in excess of its required net capital of $100,000.

## Note 5. Commitments and Contingencies

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. All unsettled transactions at December 31, 2015 were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company leases office space under a lease expiring in 2016. Future minimum lease payments under this operating lease are as follows:

| | |
|---|---|
| 2016 | $ 31,670 |
| Total | $ 31,670 |

Rent expense for 2015, totaled $120,776 and is included in the statement of income under other operating and general and administrative expenses.

## Note 6. Related Party Transactions

The Company has an agreement with an entity, related through common ownership, to provide advisory services. During 2015, fee income included $100,000, which the Company earned providing services to the related entity.

The Company leases one of its offices from a related party on a month-to- month basis. Rent paid to the related party totaled $78,000 for the year ended December 31, 2015.

## Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $1,854,632 which was $1,754,632 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .59 to 1 at December 31, 2015.

## Note 8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of the *Income Taxes* Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740. ASC 740 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as de-recognition, interest, penalties, and disclosures required. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal income tax return and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2012, are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

At December 31, 2015, the Company had no uncertain tax positions.

## Note 9. Employee Benefit Plan

The Company participates in a deferred contribution 401(k) plan which covers substantially all of its employees. The plan includes employee contributions and employer contributions. Contributions of $16,162 were made by the Company during 2015.

## Note 10. Evaluation of Subsequent Events

FASB ASC Topic 855, *Subsequent Events,* establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Specifically, it sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in

**Note 10. Evaluation of Subsequent Events (Continued)**

the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with ASC 855, the Company evaluated subsequent events through February 20, 2016, the date these financial statements were available to be issued. The Company made a distribution to its members in January 2016 for $291,494. The distribution did not violate the Company's net capital compliance requirements. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

**RICE, VOELKER, LLC**
**Supplementary Information**
**December 31, 2015**

**Schedule I**
**Computation of Net Capital Under Rule 15c3-1 of**
**the Securities and Exchange Commission**

| | | |
|---|---|---|
| **Net Capital** | | |
| Total Members' Equity | $ | 1,907,196 |
| Deductions and/or Charges | | |
| Fixed Assets | | (33,267) |
| Due from Employees | | (8,424) |
| Other Assets | | (10,873) |
| Net Capital Before Haircuts on Securities Positions | | 1,854,632 |
| Haircuts on Securities | | - |
| Net Capital | $ | 1,854,632 |
| **Aggregate Indebtedness** | $ | 1,094,160 |
| **Computation of Basic Net Capital Requirement** | | |
| Net Capital Required | $ | 100,000 |
| Excess of Net Capital | $ | 1,754,632 |
| Excess Net Capital at 1,000% | $ | 1,745,216 |
| Ratio: Aggregate Indebtedness to Net Capital | | .59 to 1 |
| **Reconciliation with Company's Computation** | | |
| (Included in Part II of Form X-17A-5 as of December 31) | | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | $ | 1,854,632 |
| Net Capital Per Above | $ | 1,854,632 |

**RICE, VOELKER, LLC**
**Supplementary Information**
**December 31, 2015**

**Schedule II**
**Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2015, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

**Schedule III**
**Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2015, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

**Schedule IV**
**Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts**

Rice, Voelker, LLC is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Rice, Voelker, LLC carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2015, Rice, Voelker, LLC has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

RICE, VOELKER, L.L.C.
Member NASD and SIPC
327 N. COLUMBIA ST.
COVINGTON, LOUISIANA 70433

TELEPHONE (985) 898-3477
FACSIMILE (985) 898-3498

**Rice, Voelker, LLC**
**Exemption Certification**
**For the Year Ended December 31, 2015**

In accordance with the requirements of SEC Rule 17a-5(d)(4)(i)-(iii), I, Hubert Daigle, certify and attest, to the best of my knowledge and belief that the following statements are true and correct with regard to Rice, Voelker, LLC.

1. Rice, Voelker, LLC claimed an exemption from Rule 15c3-3 under provision 15c3-3(k)(2)(ii) throughout the most recent fiscal year, in that it is an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer (LEK Securities Corporation), and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4, as are customarily made and kept by a clearing broker or dealer and;

2. Rice, Voelker, LLC met the above exemptive provisions throughout the most recent fiscal year without exception.

Hubert Daigle
Signature

COO, CFO
Title

LaPorte
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

**Review Report of Independent Registered Public Accounting Firm**

To the Board of Members
Rice, Voelker, LLC

We have reviewed management's statements, included in the accompanying Rice, Voelker, LLC Exemption Report, in which (1) Rice, Voelker, LLC identified the following provisions of 17 C.F.R. § 240. 15c3-3(k) under which Rice, Voelker, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Rice, Voelker, LLC stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Rice, Voelker, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rice, Voelker, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 20, 2016

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

**Independent Accountant's Report on Applying Agreed-Upon Procedures**

To the Board of Members
Rice, Voelker, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments on Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Rice, Voelker, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Rice, Voelker, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Rice, Voelker, LLC's management is responsible for Rice, Voelker, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

LaPorte

A Professional Accounting Corporation

Covington, LA
February 20, 2016